ASSIGNMENT AGREEMENT

dated as of June 7, 2007 among:

Bear, Stearns & Co. Inc. (the "Assignor")

AND

Prides Capital Fund I, L.P. (the "Assignee").

Assignor is party by assignment dated as of January 31, 2007 to an Agreement dated as of May 28, 2004 between Assignor and The Princeton Review, Inc. (the "Agreement"). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Agreement.

With effect from and including June 8, 2007 (the "Assignment Date") the Assignor wishes to assign to the Assignee, and the Assignee wishes to accept the transfer by assignment of, all the rights, liabilities, duties and obligations of the Assignor under and in respect of the Agreement.

Conditioned upon completion of the purchase by Assignee of the Series B-1 Preferred Stock described in the Agreement, Assignor hereby assigns and transfers all of its rights under the Agreement and Assignee accepts such assignment and assumes all of the obligations of Assignor under the Agreement.

Assignor represents and warrants that, as of the Assignment Date, there are no claims, counterclaims or defenses available to The Princeton Review, Inc. under the Agreement, nor has there been any amendment to the Agreement, or any action or inaction which would operate as such, whether by way of waiver, estoppel or otherwise.

IN WITNESS WHEREOF, the parties have executed this Assignment Agreement on the respective dates specified below with effect from and including the Assignment Date.

BEAR, STEARNS & CO. INC.

By: /s/Michael Lloyd

Name: Michael Lloyd
Title: Senior Managing Director
Date: June 7, 2007

PRIDES CAPITAL FUND I, L.P.

By: Prides Capital Partners, LLC, its general partner

By: /s/Kevin A. Richardson, II

Name: Kevin A. Richardson, II
Title: Managing Member
Date: June 7, 2007

Acknowledged:

THE PRINCETON REVIEW, INC.

By: /s/ Mark Chernis

Name: Mark Chernis
Title: President and COO
Date: June 8, 2007